06050067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57th Court, Suite 420
(No. and Street)

South Miami, (City) Florida (State) 33143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Benghiat (305)669-5168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenfeld, Spritzer, Shechter & Sheer, CPA's
(Name – *if individual, state last, first, middle name*)

2525 Ponce De Leon Blvd., 5th Floor (Address) Coral Gables, (City) Florida (State) 33134 (Zip Code)

PROCESSED
SEP 0 7 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 1 8 2006
WASH, D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ted Benghiat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

ICD SECURITIES, INC.

DECEMBER 31, 2005

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS

FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

FINANCIAL STATEMENTS

bss&s

Berenfeld, Spritzer, Shechter & Sheer
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

www.bsss-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ICD Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of ICD Securities, Inc. as of December 31, 2005 and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Berenfeld, Spritzer, Shechter & Sheer

BERENFELD, SPRITZER, SHECHTER & SHEER

April 13, 2006

2525 Ponce de Leon Boulevard • Fifth Floor • Coral Gables, Florida 33134 • Phone: 305.274.4600 • Fax: 305.274.4601
1551 Sawgrass Corporate Parkway • Suite 130 • Sunrise, Florida 33323 • Phone: 954.370.2727 • Fax: 954.370.2776 • Miami: 305.556.7600

ICD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS:		
Cash	$	10,666
Deposits with clearing organization		10,152
TOTAL ASSETS	$	20,818
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Due to related party	$	4,767
Total Liabilities		4,767
STOCKHOLDERS' EQUITY:		
Common stock, $ .10 par value, 1,000 shares authorized, issued and outstanding		100
Additional paid-in capital		24,900
Accumulated deficit		(8,949)
Total Stockholders' Equity		16,051
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	20,818

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Interest	$	152
Total Revenues		152
EXPENSES:		
Administrative expenses		26
Regulatory fees and expenses		1,597
Professional fees		7,478
Total Expenses		9,101
NET LOSS	$	(8,949)

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at January 1, 2005	-	$ -	$ -	$ -	$ -
Net Loss				(8,949)	(8,949)
Common stock	1,000	100			100
Capital contributions			24,900		24,900
Balances at December 31, 2005	1,000	$ 100	$ 24,900	$ (8,949)	$ 16,051

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME	$	(8,949)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) in deposits with clearing organization		(10,152)
NET CASH (USED) BY OPERATING ACTIVITIES		(19,101)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		25,000
Increase in due to related party		4,767
NET CASH PROVIDED BY FINANCING ACTIVITIES		29,767
NET INCREASE IN CASH AND CASH EQUIVALENTS		10,666
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR	$	10,666

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
During the year ended December 31, 2005, the Company did not pay any interest.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
During the year ended December 31, 2005, the Company did not enter into any non-cash transactions.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

ICD Securities, Inc. ("the Company") was incorporated in 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is engaged in the sale of fixed income securities, such as FDIC insured certificates of deposit, government securities, FNMA, and FHLMC. ICD Securities, Inc. operated pursuant to the exemptive provisions of Subparagraph (K)(2)(ii) of SEC Rule 15c3-3. Transactions with the public and others in these securities are cleared on a fully disclosed basis with North American Clearing, Inc. ("North American"), a clearing broker or dealer. All funds received and disbursed in connection with these transactions flow directly between the Company's customer and the clearing broker or dealer acting as agent for the Company. The Company does not hold or have access to the securities or funds of its customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company had no activity during the year ended December 31, 2005.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers cash on hand, demand deposits with banks, money market funds and all highly liquid instruments purchased with an original maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. At December 31, 2005, the Company did not have any cash equivalents.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, deposits with clearing organizations, and a liability to a related party. Such instruments are carried at fair value or at amounts which approximate fair value. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital based upon the activity of the Company in accordance with SEC Rule 15c3-1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirement constitutes otherwise. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2005, the Company had excess net capital of $11,051.

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation is taxed on his proportionate share of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal and state income taxes.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through North American Clearing, Inc., a clearing broker-dealer.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company's office space and personnel were provided by another entity wholly owned by one of the Company's stockholders.

NOTE 3 - DUE TO RELATED PARTY

As of December 31, 2005 the Company has a due to related party payable of $4,767 for expenses paid on its behalf by another entity wholly owned by one of the Company's stockholders.

SCHEDULE I

ICD SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL		
Total Stockholder's Equity	$	16,051
Deduct stockholder's equity not allowable for net capital		-
Total Stockholder's Equity Qualified for Net Capital		16,051
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		-
Tentative Net Capital		16,051
Haircuts on Securities		-
NET CAPITAL	$	16,051
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Due to related party	$	4,767
Total Aggregate Indebtedness	$	4,767
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6 2/3% of aggregate indebtedness	$	317
Minimum dollar net capital requirement		5,000
NET CAPITAL REQUIREMENT	$	5,000
EXCESS NET CAPITAL	$	11,051
EXCESS NET CAPITAL AT 1000%	$	15,574
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.30 to 1

See independent auditors' report.

ICD SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

UNAUDITED NET CAPITAL REPORTED ON FOCUS REPORT	$	15,899
Adjustments:		
Correction of clearing deposit		152
AUDITED NET CAPITAL REPORTED HEREIN	$	16,051

See independent auditors' report.

SCHEDULE II
ICD SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	-
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	-
Total debit items	-
Reserve computation:	
Excess of total debits over total credits	$ -
Required deposit	NONE

There were no differences between this computation for determination of reserve requirements and the corresponding computation prepared by ICD Securities, Inc. and included in its unaudited Part II Focus Report filing as of same date, which differences are considered to be material.

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
ICD Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of ICD Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17-a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

2525 Ponce de Leon Boulevard • Fifth Floor • Coral Gables, Florida 33134 • Phone: 305.274.4600 • Fax: 305.274.4601
1551 Sawgrass Corporate Parkway • Suite 130 • Sunrise, Florida 33323 • Phone: 954.370.2727 • Fax: 954.370.2776 • Miami: 305.556.7600

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenfeld, Spritzer, Shechter & Sheer

BERENFELD, SPRITZER, SHECHTER & SHEER

April 13, 2006

BSS&S-Coral Gables
2525 Ponce De Leon Blvd
Fifth Floor
Coral Gables, FL 33134
Phone: (305) 274-4600
Fax: (305) 274-4601

BSS&S-Sunrise
1551 Sawgrass Corporate Parkway
Suite 130
Sunrise, FL 33323
Phone: (954) 370-2727
Fax: (954) 370-2776